Securities and Exchange Commission
                             Washington, D.C. 20549
                      ------------------------------------

                                   Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                    of 1934
                  For the fiscal year ended December 31, 1999


                                       OR


  [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                  Act of 1934


                         Commission file number 1-6003



               Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                           Federal Signal Corporation
                       1415 West 22nd Street, Suite 1100
                           Oak Brook, Illinois 60523
                        --------------------------------
             (Name of issuer of the securities held pursuant to the
            plans and the address of its principal executive office)

                              Required Information
                              --------------------

Item 4

     In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 1999 and December 31, 1998.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28,2000                          FEDERAL SIGNAL CORPORATION
                                             401(K) RETIREMENT PLAN



                                             By: /s/ Joseph J. Ross
                                                 ---------------------
                                                 Joseph J. Ross
                                                 Plan Administrative Committee


                                             By: /s/ Kim A. Wehrenberg
                                                 ---------------------
                                                 Kim A Wehrenberg
                                                 Plan Administrative Committee


                                             By: /s/ Paul J. Wittig
                                                 ---------------------
                                                 Paul J. Wittig
                                                 Plan Administrative Committee

                 FEDERAL SIGNAL CORPORATION
                   401(K) RETIREMENT PLAN

                    FINANCIAL STATEMENTS

                 DECEMBER 30, 1999 AND 1998








                      CONTENTS



                                                                        Page

Independent Auditor's Report                                              1

Statement of Net Assets Available for Benefits,
December 30, 1999 and 1998                                                2

Statement of Changes in Net Assets Available for Benefits,
Years Ended December 30, 1999 and 1998                                    3

Notes to Financial Statements, December 30, 1999 and 1998                 4

Schedules:

   1 -  Line 27a - Schedule of Assets Held for Investment Purposes,
        December 30, 1999                                                 9

   2 -  Line 27d - Schedule of Reportable Transactions,
        Year Ended December 30, 1999                                     10

           INDEPENDENT AUDITOR'S REPORT



Plan Administrator
Federal Signal Corporation
401(k) Retirement Plan


We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at year end and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PHILIP ROOTBERG & COMPANY, LLP

Chicago, Illinois
May 26, 2000

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

---------------------------------------------------------------------------
December 30,                                         1999           1998
---------------------------------------------------------------------------

Assets

  Contributions receivable from:
   Federal Signal Corporation                   $  3,213,583    $  3,319,716
   Participants                                      964,986         863,542
  Dividends and interest receivable                  193,154         382,904
  Investments at fair value:
   Vanguard Wellington Fund                       12,887,350      11,723,077
   Vanguard Explorer Fund                          5,267,069       3,358,123
   Vanguard Index 500 Portfolio                   48,897,510      41,456,256
   Vanguard Primecap Fund                         36,342,904      22,922,159
   Vanguard Retirement Savings Trust              39,995,663      37,375,188
   Federal Signal Corporation common stock        21,727,190      32,570,471
   Vanguard International Growth Fund                600,161             -
   Vanguard Total Bond Market Index Fund             614,946             -
  Participant Loan Fund                            4,959,863       4,366,085
                                                 -----------     -----------

Net Assets Available for Benefits               $175,664,379    $158,337,521
                                                 ===========     ===========




See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

----------------------------------------------------------------------------
Years Ended December 30,                             1999           1998
----------------------------------------------------------------------------


Additions

  Contributions from employer                    $  4,335,611   $  4,362,026
  Contributions from participants                  11,605,221     10,500,473
  Transfer of assets from plans mergers               791,822      4,706,161
  Interest and dividends                            8,644,114      5,938,040
  Net realized and unrealized gains (losses)
   in fair value of investments:
    Mutual funds                                   15,521,044     11,966,957
    Common stock                                  (12,724,077)     5,754,339
                                                   ----------     ----------
                                                   28,173,735     43,227,996
                                                   ----------     ----------
Deductions

  Withdrawals by participants                     (10,831,325)    (7,510,536)
  Other                                               (15,552)        (9,553)
                                                  -----------     ----------
                                                  (10,846,877)    (7,520,089)
                                                  -----------     ----------

Net Additions                                      17,326,858     35,707,907

Net Assets Available for Benefits -
  Beginning of Year                               158,337,521    122,629,614
                                                  -----------    -----------

Net Assets Available for Benefits -
  End of Year                                    $175,664,379   $158,337,521
                                                  ===========    ===========




See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
December 30, 1999 and 1998
-------------------------------------------------------------------------------



1 -  Significant Accounting Policies

   Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Valuation of Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Federal Signal Corporation 401(k) Retirement Plan ("Plan"). Values for Federal Signal Corporation ("Company") common stock are based on the December 30, 1999 and 1998, closing prices.

   Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net appreciaton in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

   Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Plan. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

   Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform with current year presentation.


2  - Description of Plan

   The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan. The Plan is sponsored by the Company.

   Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23% as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or participant eligible months in the Plan.

   Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of investment management fees and , for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

   Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including Federal Signal common stock. Participants may change their investment by calling Vanguard.

   Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid rateably through payroll deductions.

   Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement , termination of employment, or total and permanent disability. Payment will generally be made in lump sum.

   Forfeited Accounts - At December 30, 1999 and 1998, forfeited nonvested accounts totaled $40,385 and $36,737, respectively. These accounts are used to reduce future employer contributions. Also, in 1999 and 1998, employer contributions were reduced by $36,737 and $32,794, respectively, from forfeited nonvested accounts.

3 -  Non-participant Directed Investments

   In accordance with the adoption of Statement of Position 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, the following information about net assets and the significant components of changes in net assets available for benefits relating to non-participant directed investments is being disclosed.

                                                     December 30,
                                            ----------------------------
                                               1999              1998
                                            ----------        ----------
        Net Assets:
          Contribution receivable from
            Federal Signal Corporation      $1,715,900       $ 1,690,774
          Dividends receivable                      -            120,681
          Federal Signal Corporation
            Common stock                     6,033,856        18,894,909
                                             ---------        ----------

                                            $7,749,756       $20,706,364
                                             =========        ==========


        Changes in Net Assets:                Years Ended December 30,
                                            ----------------------------
                                                1999              1998
                                             ----------       ----------
          Contributions from employer       $ 2,357,174       $2,342,420
          Interest and dividends                357,436          492,751
          Net realized and unrealized
            gains (losses)                   (6,462,393)       3,221,989
          Withdrawals by participants        (1,095,656)      (1,054,081)
          Reclassified to participant
            directed investments             (8,113,169)        (301,356)
                                             ----------        ---------

        Net Additions (Deductions)         $(12,956,608)      $4,701,723
                                            ===========        =========


4 -  Related Party Transactions

   Substantially all assets of the Plan are held in trust by the Vanguard Group trustee for the Plan. Administrative and trustee fees in the amount of $93,248 and $88,275, respectively, were paid during the years ended December 30, 1999 or 1998, from the Company and Plan assets.

   The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the years ended December 30, 1999 or 1998.

5 -  Mergers

   Effective February 27, 1998, the Technical Tooling, Inc. Retirement Savings Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of February 27, 1998, as previously carried in the accounts of the Technical Tooling, Inc. Retirement Savings Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from February 27, 1998, and are included in the net assets available for benefits as of December 30, 1998. The fair value of transferred investments was $1,976,645 at February 27, 1998.

   Effective September 30, 1998, the Saulsbury Fire Equipment Corp. Retirement Plan and Trust was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plans as of September 30, 1998, as previously carried in the accounts of the Saulsbury Fire Equipment Corp.
   Retirement Plan and Trust. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from September 30, 1998, and are included in the net assets available for benefits as of December 30, 1998. The fair value of transferred investments was $2,729,516 at September 30, 1998.

   Effective December 31, 1998, the Jetstream of Houston, Inc. Profit Sharing Plan and Trust was merge into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of December 31, 1998, as previously carried in the accounts of the Jetstream of Houston, Inc. Profit Sharing Plan and Trust. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits for the entire 1999 plan year and are included in the nets assets available for benefits as of December 30, 1999. The fair value of transferred investments was $791,822 at December 31, 1998.


6 -  Income Tax Status

   The Internal Revenue Service ("IRS") has ruled that the Vanguard Prototype 401(k) Savings Plan which was adopted by the plan sponsor qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC") by a letter dated September 7, 1994. The IRS has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.


7 -  Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


8 -  Subsequent Event

   In September 1999, the Company sold the assets of Haz-Stor, a division of Justrite Manufacturing Co., which is a division of the Company. In connection with the sale, the Company fully vested all Haz-Stor employees in the company match, effective December 31, 1999.


FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN  Schedule 1
LINE 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES

----------------------------------------------------------------------------------------------------
December 30, 1999
----------------------------------------------------------------------------------------------------

                       EIN:  36-1063330

                           PN:  003



                                               (c)                                          (e)
            (b)                             Description of                  (d)            Current
(a)    Identity of Issue                     Investment                     Cost            Value
---   ------------------              ----------------------            -----------      -----------

 *    Vanguard Wellington Fund        Registered Investment Company     $12,743,766      $12,887,350

 *    Vanguard Explorer Fund          Registered Investment Company       4,303,825        5,267,069

 *    Vanguard Index 500 Portfolio    Registered Investment Company      27,473,686       48,897,510

 *    Vanguard Primecap Fund          Registered Investment Company      22,863,145       36,342,904

 *    Vanguard Retirement
       Savings Trust                  Common/Collective Trust            39,995,663       39,995,663

 *    Federal Signal Corporation
       Common Stock                   Common Stock                       26,260,680       21,727,190

 *    Vanguard International
       Growth Fund                    Registered Investment Company         521,366          600,161

 *    Vanguard Total Bond
       Market Index Fund              Registered Investment Company         640,431          614,946

 *    Participant Loan Fund           Interest at Rates From 7% to 10.4%        -          4,959,863



* A party-in-interest as defined by ERISA.


FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN                                                                    Schedule 2
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 30, 1999
--------------------------------------------------------------------------------------------------------------------------------


                                   EIN: 36-1063330

                                       PN: 004


                                                                                                            (h)
                                                                                                          Current
                                                                                              (g)        Value of
        (a)                                                     (c)             (d)         Historical   Asset on         (i)
    Identity of                     (b)                       Purchase         Selling       Cost of    Transaction     Net Gain
   Party Involved           Description of Asset               Price            Price        Asset          Date         (Loss)
  ---------------        ---------------------------        -----------      ----------    ----------   -----------    ---------
   Vanguard Group        Federal Signal Corporation
                          Common Stock                      $10,575,216      $      -      $       -    $10,575,216    $    -

   Vanguard Group        Federal Signal Corporation
                          Common Stock                              -         8,694,420     7,897,250     8,694,420      797,170

   Vanguard Group        Vanguard Index 500 Portfolio        11,786,925             -              -     11,786,925         -

   Vanguard Group        Vanguard Index 500 Portfolio               -        11,928,218     8,608,088    11,928,218    3,320,130

   Vanguard Group        Vanguard Retirement
                          Savings Trust                      18,388,567             -             -      18,388,567         -

   Vanguard Group        Vanguard Retirement
                          Savings Trust                             -        15,768,092    15,768,092    15,768,092         -

   Vanguard Group        Vanguard Primecap Fund              10,556,778             -             -      10,556,778         -

   Vanguard Group        Vanguard Primecap Fund                     -         4,825,720     3,699,521     4,825,720    1,126,199
